                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                          For the month of May  2001


                        COMMISSION FILE NUMBER:  1-7239



                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices
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                                      -2-

                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


1.  One company announcement made on May 18, 2001.


                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    KOMATSU LTD.
                                           -------------------------------
                                                    (Registrant)



Date:  May 21, 2001                     By:  /s/   Masaru Fukase
                                             -----------------------------
                                                   Masaru Fukase
                                                   Senior Executive Officer
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                                      -3-

NEWS RELEASE
                                                    Komatsu Ltd.
                                                    2-3-6 Akasaka, Minato-ku,
                                                    Tokyo 107-8414, Japan
                                                    Public Relations Section
                                                    Tel: +81-3-5561-2616
                                                    0017(1694)
                                                    May 18, 2001
                                                    URL: http://www.komatsu.com/

NOTICE OF CHANGE REGARDING MAJOR SHAREHOLDER

Upon confirmation of the change of a major shareholder as of May 11, 2001, Komatsu Ltd. serves notice as follows:

                                    Notice

1.   Background of Confirmation

          On May 10, 2001, a report (hereinafter to be referred to as the Mass-shareholding Report) was submitted by the below-mentioned shareholder to the Kanto Bureau of Finance based on Item 1, Paragraph 25, Article 27 of the Securities and Exchange Law of Japan, a copy of which was sent to Komatsu Ltd.
          However, as the name of the shareholder in question does not appear on the shareholders list of Komatsu Ltd., the company was unable to identify under what name the said holding was registered. According to the Mass-shareholding Report, 50,679,812 shares said to be owned by the shareholder in question are in the form of ADRs and the name of their holder is surmised to be "Nats Cumco *."
     * Nats Cumco is the name used by City Bank N.A., a trustee for ADRs of Komatsu Ltd.
     The number of shares it held as of March 31, 2001: 55,735,540

2.  Details of the Shareholder in Question (Based on the Mass-shareholding
    Report)
     (1)    Name
         Brandes Investment Partners, L.P.
     (2)    Head Office Address
         12750 High Bluff Drive, San Diego, California, U.S.A.
     (3)    Representative
         Glenn R. Carlson, Managing Partner
     (4)    Main Business
         U.S.A.-registered investment consultant

3. Number of Shares Held by the Shareholder in Question and Ratio of Holding to Outstanding Shares (Based on the Mass-shareholding Report)

----------------------------------------------------------------------------------------------
                                              Ratio to
                          No. of Shares      Outstanding
                              Held             Shares       Ranking of Major Shareholding
----------------------------------------------------------------------------------------------
Before the Change                                           Ranked top on a real basis.
(as of March 31,             95,618,816        9.97%        As stated above, the shareholder
2001)                                                       in question does not appear on
----------------------------------------------------------
After the Change            115,960,612       12.09%        the shareholders list.
----------------------------------------------------------------------------------------------


4.  Outlook
          All Komatsu Ltd. recognizes is as stated in Paragraph l of this notice. Therefore the Company will not be knowledgeable of any future developments concerning this matter.
          Incidentally, it is noted in the Mass-shareholding Report that the purpose of the holding is "purchase for passive investment on behalf of (numerous) customers who have no intention to control the issuer."